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                              October 13, 2020

       Jianhui Ye
       Chief Executive Officer
       EZGO Technologies Ltd.
       Building A, Floor 5,
       Changzhou Institute of Dalian University of Technology
       Science and Education Town
       Wujin District, Changzhou City
       Jiangsu, China 213164

                                                        Re: EZGO Technologies
Ltd.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted October
8, 2020
                                                            CIK No. 0001806904

       Dear Mr. Ye:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form F-1 submitted October 8, 2020

       Compensation of Directors and Executive Officers, page 88

   1. Please update the disclosure in this section to include your last-completed financial year.
       Financial Statements, page F-1

   2. We have reviewed your response to prior comment one. Please revise your disclosures on pages F-34 and F-56 to
also disclose whether the date through which subsequent events
 Jianhui Ye
EZGO Technologies Ltd.
October 13, 2020
Page 2
      have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued as required by ASC 855-10-50-1 and as previously disclosed.
        You may contact Jeff Gordon at (202) 551-3866 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch
Chief, at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameJianhui Ye
                                                          Division of
Corporation Finance
Comapany NameEZGO Technologies Ltd.
                                                          Office of
Manufacturing
October 13, 2020 Page 2
cc:       Richard Anslow, Esq.
FirstName LastName